Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934

Subject Company: Amersham plc
Commission File No.: 1-14710

Extract from presentation made by General Electric Company on October 29, 2003 at 12:00 pm EST

GE Investor Meeting Keith S. Sherin October 29, 2003 and changes in Forward-looking These statements are based on management’s Neither GE nor Amersham undertakes Among the factors that could cause actual results to differ successfully combine the businesses of GE Medical Systems and Amersham and filings with the SEC. This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. statements may be identified by words such as “expects”, “anticipates”,”intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of GE resulting from and following the Acquisition. current expectations and are inherently subject to uncertainties circumstances. materially from those described in the forward-looking statements are factors relating to satisfaction of the Pre-Conditions and the Conditions, GE’s ability to to realize expected operating synergies from the Acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. More detailed information about certain of these factors is contained in GE’s and Amersham’s any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

GE Update

Reffirm Earnings Guidance for Fourth Quarter 2003

- 10/13 Businesses Growing Double-Digit
- Reported Earnings Up ~45% … Operations on Track
- Solid Run Rates Entering 2004

Excellent Progress on Growth Initiatives

- GE Is Strong in China

Continued Progress in Transforming GE

- Bigger in High-Growth Businesses – NBC Universal; Amersham
- Freeing Capital from Low Growth, Low Return Activities

Detailed Look at GE Financial Services

- Great Growth Engines… Consumer & Commercial Finance

GE is Delivering

This forward looking statement relating to the financial performance of GE has not been prepared or verified to the standards required by the UK City Code on Takeovers and Mergers, including its requirements for reports by auditors and financial advisors.

The contents of this communication are not intended to mean that GE earnings or earnings per share for any period will necessarily exceed those of any prior year."

GE in China Selling in/to China Creates Real Sustainable Value Demand Drivers 2500 Planes 30 GW/Yr. “In 15 Years SARS Awareness 2X Power Addition– 500– Improve Healthcare– Olympics Build Infrastructure– Robust Consumer Demand    Foreign Investment Market Fits GE GE Is Winning Sourcing is Meaningful … Benefits Substantial Focus   Cost 30% Below U.S.Electronics and Machining      Tech Center Accelerates Capability Savings Are Substantial Transforming Consumer & Industrial Products– Capable of Mid-Tech Products Developing Local Supplier Base China Is an Important Market for GE

NBC Universal

NBC & VUE


~$13B
$0.4 Parks
$1.8 Cable
$5.1 Film & TV
~$5.8 Networks & Stations

2003 Revenue Run Rate

2003 Proforma

- 22% Operating Margin
- ~$3B Operating Profit
- 50/50 Ad Sales/Fees

Deal Summary

- **Attractive Valuation**
  - ~14x EBITDA Multiple in-line with Comps… Improved With Synergies
  - 80 / 20 Merger
- **Funding**
  - VU Achieves Debt Reduction Objectives
  - GE Issues Common Shares (~125mm) + 20% Interest in NBC
  - FMV Exits for VUE from ’06 ($3B+/yr)
- **$400-$500MM Synergies**
  - ~75% Cost-related on $11B Cost Base
  - ~25% Revenue-related
- **Returns**
  - Accretive to GE EPS & Cash in Yr 2
  - Impacts GE ROTC by -1 pts… Steady Improvement Post-closing

Valuable & Profitable Media Enterprise

✓Content ✓Revenue Mix ✓Creative Structure

GE Healthcare Technologies

GE Medical & Amersham

~$13B



- **~$2.7** Diagnostic Pharma and Bio-Sciences (Amersham)
- **~$2.5** Healthcare IT, including Instrumentarium (closed 10/'03)
- **~$8B** Diagnostic Imaging Equipment and Services

2003 Revenue Run Rate

LTM 1H FY 2003
- **17.5% Operating Margin**
- **$2.1B Operating Profit**
- **Solid Double-Digit Growth**

Deal Summary

- **Valuation**
  - 800p per Amersham Share… ~$9.5B
  - EBIT Multiple In-line with Comps… Improved With Synergies
- **Funding**
  - GE Issues Common Shares (~313.5MM)
  - Exchange Ratio Protections
- **$400-500MM Synergy Benefits**
  - 2/3 Cost-related
- **Returns**
  - Accretive to GE EPS & Cash in Yr 2
  - Slight Dilution to GE ROTC … Steady Improvement Post-closing

Good Strategic & Financial Combination

✓Opens Huge Market ✓Fast Growth ✓High Margin

Equity Valuation –Amersham Deal Premium in Line with Comps Historical Trading Range

GE Portfolio Transformation Industrial Technology & Services Strong Technology Base Great Service Models Multiple Ways to Grow Global Scale & Breadth Capital Efficient Huge Markets Commercial/Consumer Finance Consistent Growth Strong Risk Mgt Strong Origination Global Scale High Returns Huge Markets Building Growth with Customer Initiatives Services, Flow are Large  Financial Growth A in Technology, and Triple Cash We a Consistent Returns Growth Technology, Globalization, Efficient Strong GE High Solid The Leadership Markets Building Services owerhouse Strong  Capital Creating a Stronger, Faster Growth, More Valuable Company

Creating GE Healthcare Technologies GE Medical Systems Joe HoganCEO – October 29, 2003 Litigation Among the factors that could cause actual More detailed information about Neither GE nor Amersham This presentation contains “forward-looking statements” within the meaning of the Private Securities Forward-looking statements may be identified by words such as “expects”,   These statements are based on management’s current expectations and are   filings with the SEC. Reform Act of 1995. “anticipates”,”intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of GE resulting from and following the Acquisition. inherently subject to uncertainties and changes in circumstances. results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the Pre-Conditions and the Conditions, GE’s ability to successfully combine the businesses of GE Medical Systems and Amersham and to realize expected operating synergies from the Acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. certain of these factors is contained in GE’s and Amersham’s undertakes any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

GE in Healthcare GE Healthcare Technologies GEMS + Amersham GEMS Modalities Products Services IT Monitoring New New New Healthcare Patient Globalization Multiple Acquisitions Strong Growth Track Record… Demonstrated Technology Platform “Build-Out” Capability

GE Medical Systems and Amersham…

… Creating GE Healthcare Technologies

$13 Billion
High Tech, High Growth, High Margin Business

- ✓ **Positions GE** for a New Chapter in Diagnostic Medicine … *Imaging* + *Diagnostic Pharma* + *Clinical IT* + *Biosciences*
- ✓ **Creates** a Group of Technology & Service-Driven Healthcare Businesses With Combined '03 Pro-forma Revenue of $13B
- ✓ **Accelerates** the Development of Molecular Imaging & Personalized Medicine … Technologies Enabling Customers to Treat & Monitor Disease at Each Phase
- ✓ **Expands** the Addressable Customer Base Providing New Distribution Channels
- ✓ **Performs** Financially for Investors… Accretive by Year 2
  - ~$500MM of Potential Annual Margin Benefits from Synergies by Year 3
- ✓ **Enhances** GE Financial Flexibility

Makes GE Stronger

The foregoing statements as to financial accretion are not intended to mean that General Electric earnings or earnings per share for any period will necessarily exceed those of any prior year.

Amersham

Products & Technologies For Disease Diagnosis and Molecular Medicine … Vision for Personalized Medicine

Amersham

Amersham Health

Sales '03E: $1.6B CAGR: 12%

Contrast Agents and Radiopharmaceuticals to Enhance Imaging of Anatomy, Organs, Tissue and Cells, and Molecular Activity

Complementary Platform

Diagnostic Pharma

Amersham Biosciences

Sales '03E: $1.1B CAGR: 8%

Protein Separations: Reagents and Purification Systems For Bio-pharmaceuticals

Discovery Systems: Tools /Reagents Used in Drug Discovery & Dev't

New Growth Platform

Life Sciences

Financial Summary

Industry Size: ~$20B

Industry Growth: 5 -10%


10% CAGR
~$2.7
$2.1
Sales ($B)
2000
2003E

	2000	2003E
OP%	17%	18% (LTM 1H FY 2003)

E = Source: Average Analyst Estimates

$/£= 1.66
CAGR = 2000 to 2003

Tomorrow… *GE Healthcare Technologies*

$13 Billion
High Tech, High Growth, High Margin Business

Complementary Platform
Accelerate Molecular Imaging

Exciting New Platform
Tools for Disease Research and Drug Discovery / Development / Production

Diagnostic Pharma

Focus
- *Diagnostic Productivity*
- *Targeted Imaging Agents*

Sales '03E:	*$1.6B*
CAGR:	*~12%*

Diagnostic Imaging

Focus
- *Technology Innovation*
- *Clinical Productivity*
- *Globalization*

Sales '03E:	*$5.6B*
CAGR:	*~10%*

Molecular Imaging



Evolution

Anatomical Imaging

Services

Focus
- *Partnership*
- *Whole Hospital*
- *Performance ROI*

Sales '03E:	*$2.7B*
CAGR:	*~6%*

Hospital Productivity



Evolution

Maintenance

Information Technology

Focus
- *Physician Workflow*
- *Paperless, Filmless, Wireless*

Sales '03E:	*$2.0B*
CAGR:	*~30%*

Clinical IT Systems



Evolution

PACS

Life Sciences

Focus
- *More Effective Drug Dev't*
- *In-vivo Diagnostics*
- *Enabling Molecular Med.*

Sales '03E:	*$1.1B*
CAGR:	*~8%*

Molecular Medicine

Evolution

Proteins

Drug Development

E = This forward looking statement relating to the financial performance of GE has not been prepared or verified to the standards required by the UK City Code on Takeovers and Mergers, including its requirements for reports by auditors and financial advisers.

Source for Diagnostic Pharma & Life Sciences: Average Analyst Estimates

CAGR = 2000 to 2003; $/£= 1.66

Medical Imaging Roadmap

'80s

Mainstream

X-Ray-based Anatomical Imaging: XR, CT

Ultrasound



Emerging

- MR Anatomical Imaging (Tissue Visualization)

'90s

Mainstream

CT, MR, US Anatomical Imaging

Digital Xray



Emerging

Functional Imaging MR, PET

MR Spectroscopy (Characterization)

'00s

Mainstream

Anatomical Positioning (Registration) of Functional Imaging: PET/CT, MR



Emerging

Anatomical Registration of Molecular Imaging

Molecular Therapeutics, Diagnostics & DI

Next

Mainstream

Molecular Imaging
+
Molecular Therapeutics
+
Molecular Diagnostics



Emerging

Image-guided Gene Therapy

The Future: Evaluating Disease at Molecular Level

Historical Perspective – 1980's Bet on MR Imaging

- **Original MRI Technology Objective**
  - Soft Tissue Visualization
  - Tissue Characterization… Spectroscopy
  - Eliminate Exploratory Surgery and Surgical Biopsy
    … Allow Minimally Invasive Treatment
- **GE First To Market … 1.5T In '84**
  - Initial R&D From '81 to '84
- **Innovation Drives Market Expansion**
  - Fast Gradients & Multi-Channel RF→ Dynamic Imaging of Heart, Vessels, etc.
  - New 3T Systems Introduced



MR Equipment Market
($MM)
600
1500
2700
3354
1985
1990
2000
2003E

Application Breadth Today



3D Brain
Functional MRI
Carotids
Brain Tractography
Cervical Spine
Abdominal
Cardiac
Knee
Ankle
Prostate Spectroscopy

Right Bet In 1981… Great Global GE Business Today

Source: NEMA, Frost & Sullivan, Company Estimates

Historical Perspective – 1990's Bet on PET Imaging

- **Original PET Technology Objective**
  - Image metabolism
  - Early detection and staging of cancers
- **GE Early Leader ...First to Market with PET/CT in '00**
  - 2D/3D/4D Imaging... Continuum
  - Optimized Design... Sensitivity/ Quantification
- **Innovation Drives Market Expansion**
  - Heart disease, neurology
  - Real-time image gating... cancer & cardiac
  - Fused PET/MR brain scans



PET Market ($MM)
(includes PET / CT)
20
400
770
1990
2000
2003E

Application Breadth



Oncology
Brain
Cardiac
Radiation Treatment Planning
Moving to Targeted Imaging Agents/Tracers
Alzheimer's
F-18 labeled tracer
...See Early Alzheimer's Plaques

Right Bet In 1990's... Fastest Growing Imaging Modality

Source: NEMA, Frost & Sullivan, Company Estimates

Diagnostic Agent Basics -- *Today*

Anatomical Imaging

- X-Ray/CT, MR, Ultrasound
- Enhance Anatomical and Structural Detail
- Improve Visualization of Organ Movement and Structures
- Applications: Cardiac and Vascular Disease Tumor ID, Stent Placement, Anatomy, etc.


Digital Vascular Xray
with Contrast Agent


MR – Identifying Physical Tumor

"Functional" Imaging

- Nuclear Medicine, PET, MR
- Enable Imaging of Organ Function and Cellular Activity
- Applications: Oncology, Cardiac Imaging, Organ Function, Metabolism


PET with FDG Imaging Agent
Identifying Tumor Activity

Cancer Therapy Functional Imaging – Standard CT Anatomic Evaluation Baseline 3 Months PET –FDG Metabolic Evaluation 7 Days 24 Hours Baseline Tumor Shrinkage Observed After Months Days Decrease Tumor Observed Within Activity New Imaging Provides the Basis for Better Patient Outcomes

Diagnostic Agent Basics – *Molecular Imaging*

Molecular Imaging = Chemistry + Imaging

Biological



Her-2 Gene Expression



DNA Synthesis

Physio-Chemical


Cancer
Normal

Prostate Cancer Chemical Signature

New Molecular "Targets"…

- Cell Surface Receptors
- Antigens
- Gene Expression
- Proteins
- Enzymatic Activity
- Chemical Comp.
- Metabolism
- Oxygenation


Payload
Targeting Agent
Disease Target

… Require New Diagnostic Science

- **Target Analysis & Identification**
- **Novel Targeting Agents**
- **Payloads** – Imaging "Flares" or Therapy "Smart Bombs"

Huge Opportunity and Challenges

Protein & Gene Sciences Shaping the Future…
… Clear Synergy / Alignment with BioPharma Development

The Molecular Medicine Approach Discover The Basis of Disease Employ High Tech Imaging Diagnose & Treat Biomarker Targets Identified from studies of the Human Genome & Proteome          The Blueprint of the Disease resolution imagers 3T MR Add Targeted Chemistry Selectively Binds to Protein / Gene and Amplifies its Signal         + Imaging Technology Using high-sensitivity, high-       PET     PET -CT Diagnosing In-Vivo & Monitoring Therapy Effectiveness

Traditional Anatomical Contrast Agents Functional Diagnostic Agents Novel Molecular Diagnostic Agents X-Ray/CT Ultrasound Radiopharmaceutical MRI PET Targeted PET Anatomy Function Perfusion Viability Metabolism Well Positioned Player in a High Growth Segment 13

High Margin, High Growth Segment

Imaging Agents and Novel Molecular Targets

- Excellent Product Offering
- Robust New Product Pipeline
- Superior Product Performance Results in High Margins
- 100% "Flow" Business … Recurring Revenues

Customers – Hospitals, Imaging Centers, GPOs, Research/Universities

Competitors … Schering, Bracco, Tyco, Bristol Myers, Guerbet, and many others

Financial Summary

Industry Size: ~$5B

Industry Growth: ~10%


12% CAGR
Sales ($B)
$1.2
~$1.6
2000
2003E

OP%	25%	25%
		(LTM 1H FY 2003)

E = Source: Average Analyst Estimates

$/£= 1.66

Biopharmaceuticals Industry Growing Rapidly Innovation fuels growth
Amersham Biosciences Sells to Big Pharma, Biotech, & Academia

Life Science Customers

Segments

Pharmaceutical
40%

Government / Academia
40%

Biotechnology
20%

Top Pharma Companies by R&D Spending


2002 R&D Spending ($B)
Source: SEC filings
0
2
4
6
8
Pfizer
GSK
AstraZeneca
Aventis
Roche
Novartis
Merck
BMS
Eli Lilly
Wyeth

Driven by NIH Funding


NIH Funding ($B)
Source: Deutsche Bank
0
5
10
15
20
25
30
1996
1997
1998
1999
2000
2001
2002
2003*
2004E

Top Biotech Companies by R&D Spending


2002 R&D Spending ($B)
Source: SEC filings
0
0.5
1
Amgen
Genentech
Millenium
Biogen
Chiron
Genzyme

- **Great Channel for New Imaging Equipment and IT Growth**
- **Trend to Personalized Medicine** → Much More Discovery Effort and More BioPharmaceutical Production
- **Synergy in Next Generation Imaging & Drug Development** … Gene and Protein Sciences Identify Disease Targets and New Imaging & Therapy Agents
- **GE Capabilities Can Help Life Sciences Customers…**
  - Product / Technology Innovation
  - Process / Six Sigma
  - Services / IT / Financing
  - Globalization

  … **Just Like our Customers in Other Targeted Industries**

Exciting New Customer Segments

Amersham Participates in All Phases of the Process

Drug Development Process

Research & Discovery	Development & Clinical Trials	Commercial & Manufacturing
• ~$25B Global Pharma Spend … +11% CAGR • 400+ Investigational New Drug Filings Annually	• ~$40B Spend on Dev't & Clinical Trials … +12% CAGR • 2,300 Total Clinical Trials … 300+ Protein-Based Trials	• 30 New Drugs Approved Annually • Protein Manufacturing Capacity Growing 50%/yr

Amersham Sales to Pharmaceutical Customer Base…



35% Systems
65% Reagents

($B)	2003E Revenue	Research & Discovery	Development & Clinicals	Commercial & Manufacturing
Discovery Systems	$0.6B	+++	+	--
Protein Separations	$0.5B	+	+	+++

… New Channel Opportunity for GE Imaging Equipment

E = Source: Average Analyst Estimates

$/£= 1.66

Synergy in Next Generation of Imaging and Drug Development

New Molecular "Targets"…

- Cell Surface Receptors
- Antigens
- Gene Expression
- Proteins
- Enzymatic Activity
- Chemical Comp.
- Metabolism
- Oxygenation





Payload
Targeting Agent
Disease Target
Result

… New Diagnostic Science

- New Imaging Agents
- New Diagnostic Imaging Protocols / Procedures
- New In-Vitro Diagnostics
- New Therapeutics
- New Imaging Procedures to Verify Therapy Effectiveness
- More Pure Proteins for Agent and Drug Production

Customers Need…

For Disease Identification / Discovery:

- Gene and Protein Analysis & Identification Tools
- Partner Expertise
- Molecular Imaging Scanners
- Drug Development Tools
- Ability To Produce ***Large Quantities of Pure Proteins*** for Drug R&D

After Identification

For Therapeutic Drug Development:

- Instruments to Identify Targeting Agents For Therapeutic Delivery
- Tools to Screen Potential Drugs
- Tools to Analyze Drug Candidates for Toxicity / Safety
- Clinical Trial Efficiency:
  - Advanced Imaging Capability
  - Information Technology
- Ability To Produce Large Quantities of Pure Proteins for Drug Testing and Manufacturing

Result

A New Biomarker for Detection of Heart Disease -- Cardiac Applications  LOX 1 Stroke or heart attack  Rupture/ Thrombosis Occlusive AS Plaque
“Vulnerable” Plaque Clinically Silent Fatty Streak Normal • Surface Plaques  Agent Cell •    Early   LOX1 to of  Targeting •  Sites Only 19 at  New Bind •
Up Go  Designing to Levels     Molecules •      LOX1

Enabling Molecular Medicine

Amersham Biosciences

Instruments and Reagents for Drug Discovery and Manufacturing

- **Excellent Product Offering**
  - ✓ Protein Separations
  - ✓ Discovery Systems
- **High Value-add Delivers High Margins in Protein Separations**
  - ✓ 30+% OP
- **Instruments and Flow Business**
  - ✓ 26,000 Unit Installed Base (Lab + Production)

Customers – Research Labs, Biotechs, Pharmaceuticals… Where GEMS Is Going

Competitors – Waters, Applied Bio, Agilent, Perkin Elmer, Invitrogen, Millipore, and many others

Financial Summary

Industry Size: ~$15B

Industry Growth: 5 -10%



8% CAGR
14% CAGR
Sales ($B)
$0.9
$1.1
Protein Separation
Discovery Systems
2000
2003E

	2000	2003E
OP%	10%	11% (LTM 1H FY 2003)

E = Source: Average Analyst Estimates

$/£= 1.66

CAGR = 2000 to 2003

Significant Cost and Revenue Synergies ($100-200 Margin Benefit) New Customers
Broader Geographic Coverage Accelerated Product Introduction Expanded Services
Penetration Sourcing General & Administrative Global Infrastructure Manufacturing
Efficiency Speed to Market $300 Million Synergy Benefit in Year 1from Combined Operations $200 -

GE Healthcare Technologies

Revenue
($MM)



CAGR
12%
$9.3
$13
Amersham
GE Medical
+10%
+13%
2000
2003
Proforma
Run Rate

Op Profit ~18% | **~18%** (LTM 1H 2003)

- ✓ Capital Efficient
- ✓ High Margin
- ✓ Fast Growth

Capabilities

- ✓ **Cutting Edge Diagnostic Imaging Technology Across Modalities**
- ✓ **Healthcare Information Technology Solutions – PACS and Clinical IT**
- ✓ **Contrast and Imaging Agent Offerings and Expertise**
  - Molecular, Functional, Anatomical
- ✓ **Key Life Sciences Technologies**
  - Genetics and Proteomics
  - Drug Discovery Instruments
  - Protein Separations
- ✓ **Broad Services Provider**
- ✓ **Global Distribution Capability**
- ✓ **Commitment to Technology Innovation**

A Winning Combination

$/£= 1.66

sscheme of If General These any securities to be issued pursuant to the furnish the acquisition document to the SEC   relating to the offer with the SEC.       Holders of Amersham securities who are US     and from General Electric. information about the public reference room, call   responsible is in accordance with the facts and If and when General Electric commences its acquisition for Amersham securities and the exemption provided by Section 3(a)(10) thereof and Amersham will If and when General Electric and General Electric Investments commence their acquisition for Amersham securities and the acquisition is implemented by way of an offer rather than a arrangement, General Electric will file a registration statement Electric files a registration statement with the SEC, it will contain a prospectus and other documents relating to the      Holders of Amersham securities should also read the related Such prospectus and any other relevant documents filed by General Electric and Amersham with the web site at www.sec.gov For further The foregoing does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. acquisition is implemented by way of a UK scheme of arrangement, scheme of arrangement will not be registered under the Securities Act of 1933 but will be issued in reliance on the under cover of a Form 6-K.       offer. Such prospectus and other documents will contain important information about General Electric, General Electric Investments, Amersham, the offer and related matters. persons or who are located in the United States are urged to read such prospectus (if any) and other documents that would form part of such registration statement if and when it becomes available before they make any decision with respect to the offer. solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Amersham relating to the offer. SEC will be available free of charge at the SEC’s documents will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, US. the SEC at +1 800 732 0330.           The directors of GE accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of GE (who have taken all reasonable care to ensure that such is the case), the information contained in the announcement for which they are does not omit anything likely to affect the import of such information.

Litigation Among the factors that could cause actual More detailed information about Neither GE nor Amersham This presentation contains "forward-looking statements" within the meaning of the Private Securities Forward-looking statements may be identified by words such as "expects", These statements are based on management's current expectations and are filings with the SEC. Life Sciences Tools Industry Background October 2003 Reform Act of 1995. "anticipates","intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of GE resulting from and following the Acquisition. inherently subject to uncertainties and changes in circumstances. results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the Pre-Conditions and the Conditions, GE’s ability to successfully combine the businesses of GE Medical Systems and Amersham and to realize expected operating synergies from the Acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. certain of these factors is contained in GE’s and Amersham’s undertakes any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

and the acquisition is implemented by way of the scheme of arrangement will not be registered under will securities who are U.S. Amersham and the acquisition is implemented by way of an offer rather than a scheme of arrangement, GE securities should also read the related solicitation/recommendation statement relating to the offer. Such prospectus and any other with the SEC will be available free of charge at the SEC’s web site at and from GE. These documents will also be available for inspection and copying at the public reference room care to ensure that such is the case), the information in accordance with the facts and does not omit anything The foregoing does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. If and when GE commences its proposed acquisition of a scheme of arrangement, any securities to be issued pursuant to the Securities Act but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and Amersham furnish the acquisition document to the SEC under cover of a Form 6-K. If and when GE commences its proposed acquisition of Amersham will file a registration statement relating to the offer with the SEC. If GE files a registration statement with the SEC, it will contain a prospectus and other documents relating to the offer. Such prospectus and other documents will contain important information about GE, Amersham, the offer and related matters. Holders of Amersham persons or who are located in the United States are urged to read such prospectus (if any) and other documents that would form part of such registration statement if and when it becomes available before they make any decision with respect to the offer. Holders of Amersham on Schedule 14D-9 that will be filed with the SEC by Amersham relevant documents filed by GE and Amersham www.sec.gov maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330. The directors of GE accept responsibility for the information contained in this presentation. To the best of the knowledge and belief of the directors of GE (who have taken all reasonable contained in this presentation for which they are responsible is likely to affect the import of such information. The contents of this presentation are not intended to mean that General Electric earnings or earnings per share for any period will necessarily exceed those of any prior year.

Process Overview Challenges Development and Overview Dynamics and Offerings Biosciences Tools Segments Players Discovery Technologies Science Industry Key Key Drug Key Amersham Amersham Life 9 9 9 9 Key
9 9 9

Enabling Molecular Medicine Instruments and Reagents for Drug Discovery and Manufacturing in Production) Margins + High Business (Lab Offering Base Delivers Flow Installed Product Separations Systems and Value-add Separations OP Unit Protein Discovery 30+% 26,000 Excellent 9 9 High Protein 9 Instruments 9 Research Labs, Biotechs, Waters, Applied Bio, Agilent, –– Pharmaceuticals, Government Competitors Perkin Elmer, Invitrogen, Millipore, and others Customers Exciting New Platform … Great Business Today & Strategic Homerun 5 5 -10% ~$15B Financial Summary Industry Size: Industry Growth: 14% CAGR Protein Separation Discovery Systems $1.1 2003E 11% (LTM 1H FY 2003) 8% CAGR $0.9 2000 10% Sales ($B) OP%

Amersham Participates in All Phases of Process

Drug Development Process

Discovery & Research &	Development & Clinical Trials	Commercial & Manufacturing
• ~$25B Global Pharma Spend … +11% CAGR • 400+ New Investigational Drug Filings Annually	• ~$40B Spend on Development & Clinical Trials … +12% CAGR • 2,300 Total Clinical Trials … 300+ Protein-Based Trials	• 30 New Drugs Approved Annually • Protein Manufacturing Capacity Growing 50% per Year

Amersham Sales to Pharmaceutical Customer Base…


35% Systems
65% Reagents

($B)	2003E Revenue	Discovery & Research	Development & Clinicals	Commercial & Manufacturing
Discovery Systems	$0.6B	+++	+	--
Protein Separations	$0.5B	+	+	+++

… New Channel Opportunity for GE Imaging Equipment

Entry Into Largest Segment In Healthcare … Drug Development

6

Systems ion Expression Protein Screening Product Sequencing, Analysis, Analysis, Protein Separations and Technologies Discovery Genotyping, Lab Amersham Manufacturing Key Biopharma •   Large-Scale & Scale-Up •   for Drugs Cells. Safety Potential Living i.e. on Screen Impact Toxicology, •   for Candidates Drug Function…How? Analyze •   Understand - Analysis DNA •   Proteins ? Companies Production Why - Pure for Proteomics Separations of & Disease… Analysis Disease Bio-pharma More of and Genomics Basis Protein Understand Bio-Assays Production and Quantities R&D… & cial Large Drug Clinicals er anuf’g Drug Process Research M Researchers Need for Development Discovery Development & Comm & 200 160 120 80 40 0      2006e Nov-02 2005e 2004e Grow To Ways of Lots with May-02 2003e 2002 Well-Positioned Nov-01 2001 May-01 2000 1999 ticals (lm) ticals sales ed u harmaceu Nov-00 v 1998 Development 1997 May-00 appro in 1996 of 1995 Bio-p Nov-99 Bioprocess No biopharmace 1994 0 0 0 0 0 0 55 50 45 40 35 30 1993 1992 7 #   by Bio-Pharma Driven Offerings & Sciences Life Amersham of for Growth Demand Rapid Development in

Life Science Tools Overview

Studies Tools Biotech Drug nd & for Analytical Science Studies Discovery a Medicine for Development Enabling Life Biological Pharmaceuticals/ Drug Reagents Provide Technologies Development Molecular and $15B Industry estimates GE $11B and Instruments $26B SDI Source: Tools Testing Food Industrial / Environmental Agricultural Medicine Personalized and Molecular Enabling … Tools: Applications Sciences Industrial Petrochemical • Life 9

$15B $7.1 $8.3 2003E efforts / Funding Tools Dynamics Rates $6.4 $7.8 2002 estimates $5.7 $7.3 2001 GE Sequencing Sequencing Development and Defense Growth SDI Drug $4.9 $6.8 2000 Bank, Genomics, Funding NIH Proteomics Protein Homeland Industry $4.2 $6.2 1999 Deutsche ’03E • • • Industry – CAGR Tools ’98 9% $9B $3.6 $5.5 1998 Source: Proteomics-Based Historic Drivers: Current Drivers: to Reagents Instruments Science in & Life Use for 40% Genomics-Based Development Process Reagents 46% Pharmaceutical Reagents from 20% and Segments Customers Biotechnology Discovery, Manufacturing / Shifted Drug Instruments 54% Academia 40% Instruments the Government Growth 10

of include: Challeng number certain New Development era, companies with Manufacturing genome time patients and failure for Challenges development drug utility Overcome New post-human exploded pharmaceutical targets drug of with the has for drugs of new the Discovery Development advent discovered challenges Validating Reducing prediction of makeup Pharma the Faster Rescue genetic and With targets Current • • • Drug 9 9 in Research Biotech Help Challenges & Discovery Industry targets Reagents Target Global Key Bottlenecks the Phase the few in on and Historical Focused Historically Pharmaceutical built Discovery was 9 9 truments 11

Players Sciences Life Major Tecan Elmer, •   Waters Shimadzu, Thermo, Toledo, Qiagen, Mettler Invitrogen, Coulter, Bruker, Beckman Rad, Agilent, •   Perkin Coulter, Sequenom Beckman Qiagen, Dickinson, Elmer, Becton Perkin , Orchid, Amersham •   Bio-Dickinson, Becton Bio, Applied , Amersham Waters Agilent, Thermo, •   others Techne Waters, Aldrich, Millipore, Sigma Qiagen, Bio-Rad, , Perbio, Amersham Invitrogen, •   Invitrogen, Bio, Applied , Amersham Agilent, , Affymetrix •   Bio-Rad, Dickinson, Becton , Amersham Bio, Applied •   Varian Thermo, … Shimadzu, Segment by Elmer, Equipment Players Spectroscopy Perkin Proteomics Bioassays Separations Bruker, Lab Selected Genomics Protein Molecular General Reagents 9 9 9 9 9 9 9 $1.7 $1.2 $1.0 $1.0 $1.0 $0.9 $0.7 $0.6 $0.6 $0.6 $0.6 $0.5 $0.5 $0.4 $0.3 $0.3 $0.3 by Companies * Research Only ($B) Analyst Sciences Science Electron Coulter Reports, Life Revenue Bio Elmer Dickinson Toledo Aldrich from Life Annual Top 2002 Applied Thermo Amersham Shimadzu Perkin Waters Millipore Invitrogen Becton Mettler Beckman Agilent Varian Bio-Rad Affymetrix Sigma Qiagen Revenues 12 Source: *

Reports SEC Deutsche Bank Source: Reports Source: SEC hetWy yLill 2004E Source: i lE 2003 SMB emy kc 2002 zn rMe eG s i no rtav 2001 irh No C JJ& 2000 neg ($B) eh oBi cRo 1999 Life Science Customers tisven miun A 1998 ell iM necaeZ hce 1997 tn KGS tras en R&D Spending A eG 1996 ne izer f gm 2002 8 6 4 2 0 P NIH Funding ($B) 30 25 20 15 10 5 0 2002 R&D Spending ($B) 1 0 A 0.5 Top Pharmaceutical Companies by R&D Spending Driven by NIH Funding Top Biotech Companies by R&D Spending Life Science Customer Segments … Pharmaceutical 40% Government / Academia 40% Biotechnology 20% 13

Life Sciences Tools

Two Categories of Life Sciences Tools … Instrumentation And Reagents

Instrumentation

- High End Equipment for Advanced Scientific Discovery:
  - Mass Spectrometry
  - DNA Microarrays
  - Protein Microarrays
  - DNA Sequencers
  - High Throughput Screening
- Productivity Instruments Used for Routine Analysis:
  - High Performance Liquid Chromatography

Instruments
$8B Segment
CAGR: 4-8%


Instruments
54%
Reagents
46%

Revenue by Segment 2003E

Reagents and Consumables

- Consumables Utilized in R&D And Drug Manufacturing
- Molecular Biology:
  - Cloning and DNA/RNA Manipulation
  - Proteins & Immunoassays
  - Electhrophores Reagents to Separate, Analyze & Isolate DNA, RNA and Proteins
- Cell Cultures:
  - Tissue Culture Media
  - Animal Sera
  - Growth/Attachment Factors
- Protein Reagents:
  - Protein Expression and Functional Protein Studies

Reagents
$7B Segment
CAGR: 7-13%

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6-9% manufacturing AAGR Manufacturing Separations $1.5B 10-15% Manufacturing Biopharmaceutical Size $2.0B 3-5% 9 Protein AAGR Purification Biopharmaceutical Size AAGR Offerings Protein and • $3.0B Amersham optimization Studies Size Development 9-12% 3-5% Lead Pre-Clinical Clinical $2.0B 9 9 Bioassays Size AAGR AAGR Toxicology Drugs New Create to Screening Process Drug $1.0B The Discovery Size Lead $2.5B 10-15% Identification 9 Proteomics Size AAGR and Equipment Research Analysis Laboratory Protein & Spectroscopy General Discovery $3.0B 9-12% Analysis Genomics Size AAGR Molecular SNP • Sequencing Systems Management Information estimates GE and /Laboratory SDI Discovery Validation Expression Bank, Deutsche Target Target Gene Bioinformatics 9 9 Segments... Source: Process... Key The The 15

in 9 the of for of number 9 used Trials Manufacturing Protein Separations Process manufacturing Biopharmaceuticals Growing approved Biopharmaceuticals and Biopharmaceuticals Clinical Liquid Chromatography Reagents Development • • 9 • trials Development clinical 9 identify human to drug to meet enter need in drugs to growth to Throughput Bioassays Experiments potential suitable Pharmaceutical companies increase productivity discovery revenue targets High Screening Reagents • 9 • 9 • Proteins in protein 9 Proteomics of function of Electrophoresis Spectroscopy Study gene terms activity Protein-protein interactions Gel Mass Reagents • • • • • and Discovery Drug Enabling understand to Research Need Technologies & 9 9 Discovery 9 Key Genomics function variation Reagents • of gene genetic to Genes of of Analysis Sequencing Microarrays Offerings Study Sequencing organisms understand DNA DNA • • • • Amersham Drivers Key Definition Business Technologies 9 16

Offerings Key Amersham

Key Amersham Offerings

Discovery & Research	Development	Manufacturing
✓ Target Discovery ✓ Lead Discovery ✓ Target Validation	✓ Lead optimization ✓ Pre-Clinical and Clinical Studies	✓ Biopharmaceutical Manufacturing

Genomics

- Sequencing
  - MegaBACE™
  - TempliPhi™
  - Genephor™
- Gene Expression
  - CodeLink™
  - Lucidea™
  - CyeDye™
- SNP Analysis
  - CodeLink™


CodeLink™

Proteomics

- Protein Analysis and Identification
  - ETTAN™
  - 2D DIGE
  - Typhoon™


Ettan™

Bioassays

- Drug Screening
  - LEADseeker™
  - Cytostar-T™
  - Biotrak™
- Toxicology
  - IN Cell Analyzer™
  - Custom Labels


LEADseeker™

Protein Separations

- Protein Purification & Scale-up
  - AKTA™
- Biopharmaceutical manufacturing
  - Sepharose™
  - Chromaflow™
  - Source™


Sepharose™ beads


AKTA™ Pilot

Laboratory Information Management System: Scierra™

Source: Amersham

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, a Separations TM Development Manufacturing Protein TM System MegaBACE Development Bioassays Amersham Offers MegaBACE Fluorescence-based DNA Analysis Proteomics Key Technologies Enabling Drug Discovery and Discovery & Research has has shifted to genomes. Genomics DNA Sequencing DNA Sequencers are used in first step of Systems that break apart a sample of cause the tagged nucleotides to fluoresce. sequence of nucleotides is established After, the completion of the Human drug discovery to determine the sequence of nucleotides in a given sample of DNA DNA, tag each of its nucleotides with a different color and uses a laser beam to The colors are optically scanned and a Genome Project studies of “companion” DNA Sequencers Demand Has Shifted from Human Genome Project 9 9 9 19

Key Technologies Enabling Drug Discovery and

Discovery & Research → Development → Manufacturing

Genomics → Proteomics → Bioassays → Protein Separations

DNA Microarrays

- ✓ DNA Microarrays are Glass wafers coded with complementary sequences of Genes. DNA Probes bind to their complements in a given biological sample through a technique known as hybridization
- ✓ Used primarily in Gene Expression and Genotyping studies for Target Identification and Target Validation
- ✓ Can be also used for Toxicology Studies, during clinical trials to stratify patient groups , and for diagnosis and Prognosis…Have the potential to be used for Pharmacogenomics

Amersham Offers CodeLink™, DNA Microarrays for Gene Expression and SNP Analysis



CodeLink™

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2D and TM Manufacturing Protein Separations TM Integrated Systems for Ettan TM, Protein Expression Analysis Development Bioassays Amersham Offers Ettan DIGE Key Technologies Enabling Drug Discovery and Discovery & Research Proteomics Gel Electrophoresis Genomics Gel Electrophoresis is Technology used to performed Protein Expression analysis. Proteins are separated on a gel by their charge and size, and appear as spots on The gel is then digested with an further analysis using an instruments such as a Mass Spectrometers Gel Electrophoresis systems can offer one- and two-dimensional separation, with the latter providing more detailed analysis as proteins are separated horizontally and vertically across the gel Core Technology to Perform Protein Expression Analysis the gel. enzyme and the proteins are isolated for 9 9 9 21

MALDI- Manufacturing Protein Separations TM MALDI-TOF Offers Ettan Also Has a Strategic Segment TM Development Bioassays TOF, an Integrated Platform for Amersham Alliance With Thermo in This Ettan Amersham Protein Analysis and Identification … Key Technologies Enabling Drug Discovery and Discovery & Research Proteomics Mass Spectrometry to identify Genomics Mass Spectrometers are used and quantify analytes through measuring the molecule mass to charge ratio A sample is converted into positively or negatively charged particles that then proceeds into a mass analyzer, where using a magnetic field the particles are separated based on mass Useful technology for quantification of compounds and for determining chemical and structural information Premier methodology for Protein characterization Mass Spectrometry Is Leading Technology for Protein Studies 22 9 9 9 9

a Proje , TM Manufacturing Protein Separations and Radioactive Chemistries TM LEADseeker Development Bioassays High Throughput Screening Amersham Offers LEADseeker Multi-Modality System for Screening Assays Using Fluorescent, Chemiluminescent Key Technologies Enabling Drug Discovery and Discovery & Research Proteomics a test assay, to identify Genomics High Throughput Screening technology includes the use of liquid handling and sample preparation products and detection systems to screen hundreds of thousands of compounds for biological activity against potential drug candidates. Demand is driven by the products of the Human Genome Project , which has yielded a multitude of targets against which to screen compounds. 9 9 igh Throughput Screening Driven by Products of the Human Genome 23

, a Separations TM Manufacturing Manufacturing Protein TM Liquid Chromatography Amersham Offers AKTA Purification and Separation AKTA Development Bioassays Chromatography Platform for Product Key Technologies Enabling Drug Discovery and Discovery & Research Proteomics The target Genomics Liquid Chromatography systems are be isolated together with a number of column packed with resins. bind to these resins and are detached in turn when buffers are passed down the used to separate bio-molecules according to their hydrophobic/ hydrophilic properties A solution containing the bio-molecule to other contaminants is poured down a bio-molecules and some contaminants column 24 9 9 quid Chromatography Is A Key Technology for BioPharma

Key Technologies Enabling Drug Discovery and Development

Discovery & Research → **Development** → **Manufacturing**

Genomics → Proteomics → Bioassays → Protein Separations

Reagents → **Reagents** → **Reagents** → **Reagents**

- ✓ Reagents are biological and chemical materials consumed by scientists performing experiments to uncover the sequence and function on genes
- ✓ Three Types of Reagents:
  - Molecular Biology: Used for the studies of genes and proteins
  - Cell Culture: Used in both Research and Bioproduction
  - Chromatography Consumables: Used for separation, identification and characterization of Proteins

65% of Amersham Biosciences Revenue Derived from Reagents and Consumables

Amersham Systems Based Reagents:

- MegaBACE™: DNA Sequencing / Genotyping
- Ettan™ 2D DIGE: Protein Expression Analysis

Amersham Stand-Alone Reagents:

- ECL Advance: Protein Analysis
- TempliPhi™: DNA sample preparation
- CyDye: Fluorescent Labelling

Reagents Represent Majority of Amersham's BioSciences Business

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Spotlight on Protein Separations

tein Separations … Key Technology for Manufacture Biopharmaceuticals

"Biopharmaceuticals, or protein-based drugs, represent the most attractive classes of therapeutic compounds in the market … generating over $24B in revenue in 2002, an increase of 34% over 2001 … with more than 400 Protein drugs in development "

Source: UBS Warburg

Protein Purification Process … Instruments & Reagents

Step	Description
Fermenter	
Cell Harvesting	Centrifugation and/or filtration
Capture	Chromatography: Capture target protein, wash away majority of contaminants
Virus Clearance	Chemical/heat/filtration
Ultrafiltration	Removing any particles by filtration
Removal	Adsorption of contaminants by chromatography
Polishing	Final chromatography step to remove contaminants very similar to the product

- ✓ Isolation and Purification of Proteins on Small Scale (Laboratory) and Large Scale (Bioprocess)
- ✓ Most Commonly Used Techniques Are Chromatography & Cross-Flow Filtration
- ✓ Needed for Production Active Drug Substances in a Highly Pure Form and in High Yields
- ✓ Very Strict FDA Regulation for the Manufacturing of Biopharmaceuticals … FDA Focus on Identity, Purity and Potency
- ✓ FDA Requires Bio-Equivalence to be Demonstrated Between Clinical Trial Process and Commercialized Products
- ✓ Critical for Protein Separations Suppliers To Get Into Drug Development Process Early

tein Separations Enables Production of Pure Protein-Based Drugs at High Yields